

SembCorp
Industries

Rule 12g3-2(b) File No. 825109

5 June 2006

Office of International Corpor
Division of Corporation Finan
Securities and Exchange Con
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.



06014507

SUPPL

Dear Sirs

SembCorp Industries Ltd
Rule 12g3-2(b) file No. 825109

The enclosed is the announcement submitted to the Singapore Exchange Securities Trading Limited being furnished to the Securities and Exchange Commission (the "SEC") on behalf of SembCorp Industries Ltd (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully

Kwong Sook May
Company Secretary

Enc

C:jesstan/MasnetAnn/SECltr

SembCorp Industries

Co Regn No: 199802241 8D

June 5, 2006

SEMBCORP UTILITIES SUBMITS FINAL REVISED PROPOSAL FOR FUJAIRAH IWPP PROJECT

SembCorp Industries Ltd ("the Company") refers to its announcement of May 22, 2006 regarding notification from the Abu Dhabi Water and Electricity Authority ("ADWEA") for both Shortlisted Bidders to submit final revised proposals for the Fujairah Independent Water and Power Plant project ("the Project").

The Company wishes to inform that SembCorp Utilities has today submitted its final revised proposal for the project to ADWEA. The Company will await ADWEA's decision on the award of the Project.

By Order of the Board

Kwong Sook May (Ms)
Company Secretary